July 18, 2016	Seth K. Weiner
404-504-7664
sweiner@mmmlaw.com
www.mmmlaw.com

VIA EDGAR

Ms. Jennifer Gowetski
Senior Counsel, Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Cole Office & Industrial REIT (CCIT III), Inc.
Amendment No. 1 to Registration Statement on Form S-11
Submitted May 27, 2016
File No. 333-209128

Dear Ms. Gowetski:

On behalf of Cole Office & Industrial REIT (CCIT III), Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333‑209128) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated June 20, 2016. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.
On behalf of the Company, we respond to the specific comments of the Staff as follows:
Prospectus Summary

Why are you offering two classes of your common stock…?

Comment No. 1: We note your disclosure on page 2 that Class T shareholders will pay approximately $.38 in distribution and stockholder fees over five years. Please tell us your basis for the assumptions used to calculate this amount. In addition, please revise to clarify that you are providing an estimated aggregate amount that a Class T shareholder will have to pay and that the maximum distribution and stockholder servicing fee may be greater than $.38 or advise.

Response: Preliminarily, the Company notes that it has revised one of the conditions that will cause the Company to cease paying the distribution and stockholder servicing fee. Pursuant to such revised condition, the Company will cease paying the

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta Washington, DC Raleigh-Durham Savannah
International Marketing Offices: Beijing Taipei

MORRIS, MANNING & MARTIN, LLP
Ms. Jennifer Gowetski
Securities and Exchange Commission
July 18, 2016

distribution and stockholder servicing fee with respect to Class T shares upon the determination that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account are equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account. This revised disclosure is provided in the “Questions and Answers About This Offering - Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?”, “Prospectus Summary - Compensation to Our Advisor and Its Affiliates,” “Management Compensation,” “Description of Shares - Common Stock - Class T Shares” and “Plan of Distribution - Compensation We Will Pay for the Sale of Our Shares” sections of the Prospectus contained in the Amendment.

The Company submits that the $0.38 per share estimate of the amount of distribution and stockholder servicing fees that would be paid with respect to an individual Class T share over five years assumes that the investor does not redeem or otherwise dispose of the share and that the distribution and stockholder servicing fees are paid with respect to such share until the aggregate distribution and stockholder servicing fees paid with respect to such share equal 4.0% of the stockholder’s total gross investment amount at the time of purchase because none of the other events that would cause the payment of the distribution and stockholder servicing fee to cease have occurred. 4.0% of the $9.57 per share purchase price for Class T shares equals approximately $0.38 per share (which would be paid in the amount of 0.8% of the per share purchase price for five years in order to reach this 4.0% aggregate amount). The Company has revised the “Questions and Answers About This Offering - Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” section of the Prospectus contained in the Amendment to clarify these assumptions. In addition, because the Company will cease to pay distribution and stockholder servicing fees when the aggregate distribution and stockholder servicing fees paid with respect to such share equal 4.0% of the stockholder’s total gross investment amount at the time of purchase, the Company has also revised that section of the Prospectus contained in the Amendment to clarify that the estimate of $0.38 per share in aggregate distribution and stockholder servicing fees is the maximum distribution and stockholder servicing fee payable with respect to a Class T share.

Comment No. 2: We note your disclosure regarding the ongoing services that may be provided to Class T shareholders. Please revise to clarify whether all Class T shareholders will receive these services and, as applicable, how a Class T shareholder will know which of these services is available to them.

Response: The Company has revised the “Questions and Answers About This Offering - Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” and “Plan of Distribution - Compensation We Will Pay for the Sale of Our Shares” sections of the Prospectus contained in the Amendment to disclose that all Class T stockholders are entitled to receive the services listed therein.

Comment No. 3: We note your response to prior comment 3. Please explain to us how the transfer agent will track the total selling commissions and distribution and stockholder servicing fees paid by a Class T shareholder. Please also revise to clarify how the various triggers that cease payment of the servicing fees are different and how they will impact each other. In this regard, we note the difference between the 7% selling commissions and distribution and stockholder servicing fees and the 10% aggregate underwriting compensation that the transfer agent will use to determine whether a Class T shareholder will cease paying the servicing fee.

Response: Preliminarily, as disclosed in the response to Comment No. 1, above, the Company has replaced the 7.0% limit on a stockholder’s aggregate selling commissions and distribution and stockholder servicing fees with a 4.0% limit on a stockholder’s aggregate distribution and stockholder servicing fees. This 4.0% limit is calculated with respect to that stockholder’s individual account, while the 10.0% limit on aggregate underwriting compensation is calculated on an aggregate basis among all shares sold in the primary offering (Class A shares and Class T shares) (i.e., it is not based on any individual account). The Company has revised the “Questions and Answers About This Offering - Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” section of the Prospectus contained in the Amendment, as well as disclosure throughout the Prospectus regarding these distribution and stockholder servicing fee limits, to clarify that the 10.0% limit is calculated on an aggregate basis among all Class A shares and Class T shares, while the aforementioned 4.0% limit is calculated with respect to a stockholder’s individual account. The Company respectfully submits that the other events that would cause the payment of the distribution and stockholder servicing fees to cease represent distinct events, and the disclosure in the Prospectus distinguishes those events from the aforementioned 10.0% and 4.0% limits.

MORRIS, MANNING & MARTIN, LLP
Ms. Jennifer Gowetski
Securities and Exchange Commission
July 18, 2016

With respect to the Company’s determination regarding when a stockholder’s distribution and stockholder servicing fees are equal to 4.0% of the stockholder’s total investment, for each purchaser of Class T shares, the Company’s transfer agent will perform an initial calculation of 4.0% of such investor’s gross purchase price (i.e., the imputed 4.0% aggregate distribution and stockholder servicing fees). From this calculation, the transfer agent will then subtract each distribution and stockholder servicing fee subsequently paid with respect to such investor’s investment. If the balance from such calculation is reduced to zero, the distribution and stockholder servicing fee will no longer be paid with respect to such investor’s investment.

Prospectus Summary, page 12

Comment No. 4: We note your revised disclosure on page 12 that you may further diversify your portfolio by investing in mortgage, mezzanine, bridge and other loans and securities related to real estate. Please revise to provide your target allocation of such loans and securities.

Response: As disclosed throughout the Prospectus contained in the Amendment, including the “Questions and Answers About This Offering,” “Prospectus Summary - Cole Office & Industrial REIT (CCIT III), Inc.” and “Investment Objectives and Policies - Acquisition and Investment Policies” sections, the Company submits that the primary area of focus for the net proceeds of the offering is to invest in single-tenant, income-producing necessity office and industrial properties. The Company also may further diversify its portfolio by investing, to a much lesser extent, in mortgage, mezzanine, bridge or other loans and securities related to real estate assets. Because the Company’s primary focus for the net proceeds from the offering is to invest in single-tenant, income-producing necessity office and industrial properties, and the Company does not intend to engage in the other types of investments described above, except on an opportunistic basis, it is not possible to provide an estimate or target of the amount of offering proceeds that will be invested in mortgage, mezzanine, bridge or other loans and securities related to real estate assets.

Risk Factors, page 29

Comment No. 5: We note your response to prior comment 10 and the revised risk factor on page 40, which appears to describe generally the substantial fees to be paid to your advisor. Please revise to include risk factor disclosure specifically addressing that the termination of your advisor may trigger an obligation to pay your advisor a subordinated performance fee.

Response: The Company has revised the “Risk Factors - Risks Related to Conflicts of Interest - Our advisor and its affiliates, including our dealer manager, will face conflicts of interest caused by their compensation arrangements with us, including significant compensation through the payment of a subordinated performance fee that may be required to be paid to our advisor if our advisor is terminated, even for poor performance, which could result in actions that are not in the long-term best interests of our stockholders” section of the Prospectus contained in the Amendment to specifically reference the subordinated performance fee that may be payable upon termination of the advisor. The Company also notes that similar risk factor disclosure regarding the subordinated performance fee is provided in the “Risk Factors - Risks Related to Conflicts of Interest - Our advisor faces conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders” section of the Prospectus contained in the Amendment.

Investment Objectives and Policies

Liquidity Opportunities, page 109

Comment No. 6: Please revise this section to state that you are never required to provide liquidity.

Response: The Company has revised the “Investment Objectives and Policies - Liquidity Opportunities” section of the Prospectus contained in the Amendment to disclose that the Company is not required to provide for any liquidity event.

MORRIS, MANNING & MARTIN, LLP
Ms. Jennifer Gowetski
Securities and Exchange Commission
July 18, 2016

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,
MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner
Seth K. Weiner
cc:	Lauren Goldberg, Esq.
Michael J. Komenda, Esq.
Lauren Prevost, Esq.